Exhibit (a)(1)(I)

EXAR CORPORATION

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR RESTRICTED STOCK UNITS

PERSONNEL SUMMARY

AS OF 10/23/2008

The following is a list of your Eligible Options that you may elect to be exchanged for New Awards in the Offer, which is described in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 23, 2008, including all attachments thereto (the “Offer to Exchange”), made available to Eligible Employees holding Eligible Options of Exar Corporation and its Eligible Subsidiaries (the “Company” or “Exar”). Defined terms not explicitly defined herein shall have the same definitions as in the Offer to Exchange.

Note: This Personnel Summary represents your Eligible Options as of October 23, 2008, as adjusted for any stock option split after the Eligible Option grant date. Options cease to be eligible for the Offer if they are not outstanding as of the Expiration Time of the Offer (currently 5:00pm., U.S. Pacific Time, on November 21, 2008, unless Exar extends the offer). If you have any questions or concerns about this matter, please contact Jennifer Hawkins at 510-668-7078 or Jennifer.Hawkins@exar.com

Name	ID	Eligible Option Grant Number	Eligible Option Grant Date	Plan / Type	Exercise Price per Share	Number of Shares Underlying Eligible Option Grant